# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Sleep Number Corp, CIK 0000827187
CUSIP: 83125X103
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1001 THIRD AVENUE SOUTH, MINNEAPOLIS, Minnesota (MN), 55404
Date of event which requires filing of this statement: 05/28/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001193805-23-001215
Filed by CIK 0001105087
Persons authorized to receive notices and communications: STADIUM CAPITAL MANAGEMENT, 199 Elm Street, 1325 Avenue of the Americas, New Canaan, Connecticut (CT), 06840-5321, 203-972-8235; RYAN NEBEL, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- STADIUM CAPITAL MANAGEMENT LLC (CIK 0001105087): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 953,478; sole dispositive power 0; shared dispositive power 953,478; aggregate amount beneficially owned 953,478 (4.1% of the class)
- Stadium Capital Management GP, L.P. (CIK 0001580925): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 953,478; sole dispositive power 0; shared dispositive power 953,478; aggregate amount beneficially owned 953,478 (4.1% of the class)
- Stadium Special Opportunity I, L.P. (CIK 0001987945): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 146,297; sole dispositive power 0; shared dispositive power 146,297; aggregate amount beneficially owned 146,297 (0.6% of the class)
- STADIUM CAPITAL PARTNERS L P (CIK 0001076204): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 807,181; sole dispositive power 0; shared dispositive power 807,181; aggregate amount beneficially owned 807,181 (3.5% of the class)
- SEAVER ALEXANDER M (CIK 0001473106): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 953,478; sole dispositive power 0; shared dispositive power 953,478; aggregate amount beneficially owned 953,478 (4.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Sleep Number Corp
Address of issuer's principal executive offices: 1001 THIRD AVENUE SOUTH, MINNEAPOLIS, Minnesota (MN), 55404

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares beneficially owned by Stadium Capital were purchased using their investment capital or funds under management. The aggregate purchase price of 953,478 Shares beneficially owned by Stadium Capital was approximately $14,724,838 (including brokerage commissions and transaction costs).

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The responses of the Reporting Persons to rows 11 and 13 on the cover pages of this Amendment No. 9 to the Schedule 13D with respect to the aggregate number of Shares and percentage of the Shares beneficially owned by each of the Reporting Persons are incorporated herein by reference. As of the date hereof, the Reporting Persons collectively beneficially own 953,478 Shares, representing approximately 4.1% of the outstanding Shares. The percentages reported herein relating to beneficial ownership of Shares are based upon 23,049,000 Shares outstanding as of April 4, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 12, 2026.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

The transactions in the securities of the Issuer during the past 60 days by the Reporting Persons are set forth in Exhibit 1 and are incorporated herein by reference. All of such transactions were effected in the open market unless otherwise noted therein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of the close of business on the date hereof, the Reporting Persons ceased to be the beneficial owners of more than 5% of the outstanding Shares.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

1 - Transactions in Securities.

## Signatures
- STADIUM CAPITAL MANAGEMENT LLC: /s/ Alexander M. Seaver, Alexander M. Seaver, Manager (06/01/2026)
- Stadium Capital Management GP, L.P.: /s/ Alexander M. Seaver, Alexander M. Seaver, Manager of its General Partner (06/01/2026)
- Stadium Special Opportunity I, L.P.: /s/ Alexander M. Seaver, Alexander M. Seaver, Manager of the General Partner of its General Partner (06/01/2026)
- STADIUM CAPITAL PARTNERS L P: /s/ Alexander M. Seaver, Alexander M. Seaver, Manager of the General Partner of its General Partner (06/01/2026)
- SEAVER ALEXANDER M: /s/ Alexander M. Seaver, Alexander M. Seaver (06/01/2026)